40-33



811-01540
(Aim Fund groups)
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

December 19, 2005





05076479


SEC MAIL
DEC 2 9 2005
WASH. D.C.

**VIA CERTIFIED MAIL/RRR**

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc. and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Management Group Inc. and A I M Distributors, Inc., a distributor, a copy of **Order Granting Dismissal of All Claims with Prejudice** in *DTI Financial, Inc. v. A I M Management Group Inc., and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
JAN 1 2 2006
THOMSON
FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

CAUSE NO. 2003-60032

| | | |
|---|---|---|
| DTI FINANCIAL, INC., | § | IN THE DISTRICT COURT OF |
| Plaintiff, | § | |
| v. | § | HARRIS COUNTY, TEXAS |
| A I M DISTRIBUTORS, INC., and A I M MANAGEMENT GROUP INC., | § | |
| Defendants. | § | 281ST JUDICIAL DISTRICT |

FILED
CHARLES BACARISSE
District Clerk
SEP 12 2005
10:49 a/m
Harris County, Texas
By ______ Deputy

**ORDER GRANTING DISMISSAL OF ALL CLAIMS WITH PREJUDICE**

Came on to be heard on this day the Joint Motion to Dismiss All Claims with Prejudice and, the Court having considered the same, is of the opinion that said Motion should be, in all things, granted.

It is, therefore **ORDERED, ADJUDGED** and **DECREED** that all claims and causes of action asserted by Plaintiff be, and are hereby, dismissed with prejudice to the re-filing of the same and that all costs of suit are hereby taxed against the party incurring same, which costs having been paid, let no execution issue.

SIGNED this the _____ day of 10/13, 2005.

JUDGE PRESIDING

**APPROVED:**

FULBRIGHT & JAWORSKI L.L.P.

By: ______________________________

David J. Levy
State Bar No. 12264850
Charles Jason Rother
State Bar No. 24013423
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
Telephone: 713.651.5151
Facsimile: 713.651.5246

**Counsel for Defendants**

ALI S. AHMED P.C.

By: ______________________________

Mr. Salar Ali Ahmed
State Bar No. 24000342
1301 Travis Street, Suite 1200
Houston, Texas 77002
Telephone: 713.223.1300
Facsimile: 713.547.8910

**Counsel for Plaintiff**

**APPROVED:**

FULBRIGHT & JAWORSKI L.L.P.

By: ______________________________
David J. Levy
State Bar No. 12264850
Charles Jason Rother
State Bar No. 24013423
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
Telephone: 713.651.5151
Facsimile: 713.651.5246

**Counsel for Defendants**

ALI S. AHMED P.C.

By: 
Mr. Salar Ali Ahmed
State Bar No. 24000342
1301 Travis Street, Suite 1200
Houston, Texas 77002
Telephone: 713.223.1300
Facsimile: 713.547.8910

**Counsel for Plaintiff**